**Mercedes-Benz Auto Receivables Trust 2018-1**
**Investor Report**
Collection Period Ended     30-Sep-2018

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 3 | |
| Collection Period (from... to) | 1-Sep-2018 | 30-Sep-2018 |
| Determination Date | 11-Oct-2018 | |
| Record Date | 12-Oct-2018 | |
| Distribution Date | 15-Oct-2018 | |
| Interest Period of the Class A-1 Notes (from... to) | 17-Sep-2018 | 15-Oct-2018 Actual/360 Days 28 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Sep-2018 | 15-Oct-2018 30/360 Days 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 300,000,000.00 | 164,077,480.93 | 122,611,868.41 | 41,465,612.52 | 138.218708 | 0.408706 |
| Class A-2A Notes | 389,000,000.00 | 389,000,000.00 | 389,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-2B Notes | 125,000,000.00 | 125,000,000.00 | 125,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-3 Notes | 449,000,000.00 | 449,000,000.00 | 449,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 121,950,000.00 | 121,950,000.00 | 121,950,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,384,950,000.00** | **1,249,027,480.93** | **1,207,561,868.41** | **41,465,612.52** | | |
| | | | | | | |
| Overcollateralization | 35,512,333.05 | 35,511,558.33 | 35,511,558.33 | | | |
| Adjusted Pool Balance | 1,420,462,333.05 | 1,284,539,039.26 | 1,243,073,426.74 | | | |
| Yield Supplement Overcollateralization Amount | 87,929,652.04 | 78,520,107.56 | 75,512,840.97 | | | |
| **Pool Balance** | **1,508,391,985.09** | **1,363,059,146.82** | **1,318,586,267.71** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 35,512,333.05 | 2.50% |
| Target Overcollateralization Amount | 35,511,558.33 | 2.50% |
| Current Overcollateralization Amount | 35,511,558.33 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 2.350000% | 299,897.17 | 0.999657 | 41,765,509.69 | 139.218366 |
| Class A-2A Notes | 2.710000% | 878,491.67 | 2.258333 | 878,491.67 | 2.258333 |
| Class A-2B Notes | 2.248440% | 218,598.33 | 1.748787 | 218,598.33 | 1.748787 |
| Class A-3 Notes | 3.030000% | 1,133,725.00 | 2.525000 | 1,133,725.00 | 2.525000 |
| Class A-4 Notes | 3.150000% | 320,118.75 | 2.625000 | 320,118.75 | 2.625000 |
| **Total** | | **$2,850,830.92** | | **$44,316,443.44** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---:|---|---:|
| Principal Collections | 43,539,688.41 | (1) Total Servicing Fee | 1,135,882.62 |
| Interest Collections | 3,743,760.99 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 404,354.46 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 147,497.26 | | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 2,850,830.92 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 47,443.07 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **47,882,744.19** | (6) Regular Principal Distributable Amount | 41,465,612.52 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **47,882,744.19** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 2,430,418.13 |
| | | **Total Distribution** | **47,882,744.19** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---:|---:|---:|
| Total Servicing Fee | 1,135,882.62 | 1,135,882.62 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 2,850,830.92 | 2,850,830.92 | 0.00 |
| thereof on Class A-1 Notes | 299,897.17 | 299,897.17 | 0.00 |
| thereof on Class A-2A Notes | 878,491.67 | 878,491.67 | 0.00 |
| thereof on Class A-2B Notes | 218,598.33 | 218,598.33 | 0.00 |
| thereof on Class A-3 Notes | 1,133,725.00 | 1,133,725.00 | 0.00 |
| thereof on Class A-4 Notes | 320,118.75 | 320,118.75 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 2,850,830.92 | 2,850,830.92 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 41,465,612.52 | 41,465,612.52 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 41,465,612.52 | 41,465,612.52 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 3,551,155.83 |
| Reserve Fund Amount - Beginning Balance | 3,551,155.83 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 3,377.12 |
| minus Net Investment Earnings | 3,377.12 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,551,155.83 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 3,377.12 |
| Net Investment Earnings on the Collection Account | 44,065.95 |
| Investment Earnings for the Collection Period | 47,443.07 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,508,391,985.09 | 50,953 |
| Pool Balance beginning of Collection Period | 1,363,059,146.82 | 48,910 |
| Principal Collections | 29,105,829.16 | |
| Principal Collections attributable to Full Pay-offs | 14,433,859.25 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 933,190.70 | |
| Pool Balance end of Collection Period | 1,318,586,267.71 | 48,177 |
| Pool Factor | 87.42% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 3.39% | 3.40% |
| Weighted Average Number of Remaining Payments | 52.73 | 49.36 |
| Weighted Average Seasoning (months) | 14.04 | 17.90 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 1,314,781,828.61 | 48,083 | 99.71% |
| 31-60 Days Delinquent | 2,890,261.45 | 68 | 0.22% |
| 61-90 Days Delinquent | 793,088.68 | 22 | 0.06% |
| 91-120 Days Delinquent | 121,088.97 | 4 | 0.01% |
| Total | 1,318,586,267.71 | 48,177 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **2.673%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.069% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 933,190.70 | 31 | 2,287,637.49 | 70 |
| Principal Net Liquidation Proceeds | 403,962.95 | | 988,806.35 | |
| Principal Recoveries | 146,491.37 | | 180,927.44 | |
| Principal Net Loss / (Gain) | 382,736.38 | | 1,117,903.70 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.343% |
| Prior Collection Period | 0.380 % |
| Second Prior Collection Period | 0.243 % |
| Third Prior Collection Period | NA |
| Four Month Average | 0.322% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.074% |
| **Average Net Loss / (Gain)** | 15,970.05 |

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.